UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39859

Kuke Music Holding Limited

25-1, Beijing Music Industrial Park,

Heizhuanghu Road, Chaoyang District,

Beijing, 100020

People’s Republic of China

+86-010-6561 0392
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment of New Director

Effective September 1, 2025, Kuke Music Holding Limited, a Cayman Islands exempted company (the “Company”) appointed Mr. Zhiyong Wang as independent director of the Company.

Mr. Zhiyong WANG is currently a senior partner of BDO China Shu Lun Pan CPAs, a qualified Senior Accountant and a Certified Public Accountant. Mr. Wang has been engaged in finance, taxation, consulting, and auditing-related work for many years, and has provided financial and tax consulting services to many companies. He has in-depth research on enterprise internal control, risk management, and industry analysis. He was an independent director of Rongda Technology Co., Ltd., an independent director of Hebei Ruixing Gas Equipment Co., Ltd., an independent director of Beijing Henghe Xinye Technology Co., Ltd., and an independent director of Chongqing Fuling Zhacai Group Co., Ltd. Mr. Wang is also the Master's tutor of the International Business School of Beijing Foreign Studies University and the School of Accounting of Beijing Wuzi University.

Mr. Wang shall receive a total annual salary in the amount of RMB 300,000 (approximately USD 42,010) in cash. The appointment of Mr. Wang has a term of three years and is subject to renewal upon mutual agreement.

There are no family relationships between Mr. Wang and any director or other executive officer of the Company. There are no transactions between Mr. Wang or any member of his immediate families and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission. Further, there is no arrangement or understanding between Mr. Wang and any other persons or entities pursuant to which Mr. Wang were appointed to their respective positions at the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
Name:	Li Li
Title:	Chief Financial Officer

Date:	September 5, 2025

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